Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-233055

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus to which it relates dated August 26, 2019, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus to which it relates dated August 26, 2019, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Eldorado Gold Corporation at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated August 26, 2019)

New Issue	September 26, 2019

US$125,000,000
Common Shares

This prospectus supplement (“Prospectus Supplement”), together with the short form base shelf prospectus to which it relates dated August 26, 2019, including any amendments thereto (“Prospectus”), qualifies the distribution of common shares (“Common Shares”) of Eldorado Gold Corporation (“Eldorado Gold”), having an aggregate sale price of up to US$125,000,000 (or the equivalent thereof in other currencies) (“Offering”). See “Plan of Distribution”.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on The New York Stock Exchange (the “NYSE”) under the symbol “EGO”. On September 25, 2019, the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $10.89 On September 25, 2019, the last trading day on the NYSE prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$8.21.

The TSX has conditionally approved the listing of the Common Shares distributed under the Offering, subject to Eldorado Gold fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Common Shares offered by this Prospectus Supplement.

Eldorado Gold has entered into an equity distribution agreement dated September 26, 2019 (“Distribution Agreement”), with BMO Nesbitt Burns Inc. (“Canadian Agent”) and BMO Capital Markets Corp. (“U.S. Agent”, together with the Canadian Agent, “Agents”), pursuant to which Eldorado Gold may offer and issue Common Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement.

Eldorado Gold may be considered a “connected issuer” (as defined in NI 33-105 – Underwriting Conflicts) of the Agents and their affiliates. An affiliate of the Agents act as lead arranger and lender under the Senior Credit Facility (as defined herein). The net proceeds from the Offering may be used to reduce the Company’s indebtedness under the Senior Credit Facility. See “Relationship with Certain of the Agents (Conflicts of Interest)”, “Use of Proceeds” and “Plan of Distribution”.

i

Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX or the NYSE or on any other trading market for the Common Shares in Canada or the United States (“U.S.”). The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

Eldorado Gold will pay the Agents a commission for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 2% of the gross sales price per Common Share sold.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such Common Shares. You should carefully review the risks outlined in the “Risk Factors” section of the Prospectus, the documents incorporated by reference therein, the information under the heading “Forward-Looking Statements” in the Prospectus, as well as the “Risks Related to the Common Shares” section in this Prospectus Supplement.

The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the U.S.

Eldorado Gold is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada (“MJDS”), to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from U.S. disclosure requirements. Eldorado Gold’s Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus Supplement and the Prospectus are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the U.S. See “Financial Information”.

Prospective investors should be aware that the acquisition of Common Shares may have tax consequences both in the U.S. and in Canada. Such consequences for investors who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in the Prospectus. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

The ability of investors to enforce civil liabilities under U.S. federal securities laws may be affected adversely because Eldorado Gold is incorporated in Canada, most of Eldorado Gold’s officers and directors and most of the experts named in this Prospectus Supplement and the Prospectus are not residents of the U.S., and all of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the U.S.. See “Enforceability of Civil Liabilities by U.S. and Canadian Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

iii

BASE SHELF PROSPECTUS

iv

NOTICE TO READERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.

If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. Eldorado Gold has not authorized anyone to provide you with different or additional information. Eldorado Gold is not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. The information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Eldorado” and the “Company” refers to Eldorado Gold Corporation and its direct and indirect subsidiaries and “Eldorado Gold” refers to Eldorado Gold Corporation.

Eldorado Gold prepares its financial statements in conformity with IFRS, and present such financial statements in U.S. dollars. All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except as otherwise indicated. References to “$”, “dollars”, or “CAD$” are to Canadian dollars and references to “US$” are to U.S. dollars.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus were obtained from market research, publicly available information and industry publications. Eldorado Gold believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. Eldorado Gold has not independently verified such information, and does not make any representation as to the accuracy of such information.

The Common Shares being offered for sale under this Prospectus Supplement and the Prospectus may only be sold in those jurisdictions in which offers and sales of the Common Shares are permitted. This Prospectus Supplement and the Prospectus is not an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction where it is unlawful. The information contained in this Prospectus Supplement is accurate only as at the date of this Prospectus Supplement, regardless of the time of any sale of the Common Shares.

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information provided in this Prospectus Supplement and the Prospectus, including any documents incorporated by reference herein, are forward-looking statements or forward-looking information within the meaning of applicable Canadian and U.S. securities legislation. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to:

●
aggregate amount of the total proceeds that Eldorado Gold will receive pursuant to the Offering;

●
Eldorado Gold’s use of proceeds from the Offering;

●
Eldorado Gold’s capital resources and business objectives;

●
Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kışladağ;

●
expected sales and revenue recognition of delayed Efemçukuru concentrate;

●
favourable economics for the Kışladağ heap leaching plan and the ability to extend mine life at Eldorado’s projects, including at Kışladağ through further metallurgical tests on deeper material;

●
expansion plans at the Company's Lamaque project;

●
planned capital and exploration expenditures;

●
conversion of mineral resources to mineral reserves;

●
Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating significant free cash flow;

●
expected metallurgical recoveries;

●
gold price outlook and the gold concentrate market; and

●
Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking information. These assumptions include assumptions concerning: the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in its business. In addition, except where otherwise stated, Eldorado Gold has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Prospectus Supplement.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking information. The reader is directed to the discussion set out under the heading “Risks Related to the Common Shares”, as well as the risks, uncertainties and other factors referred to in the AIF (as defined below), and any other documents incorporated by reference under the heading “Risks Related to the Common Shares”, which include a discussion of material and other risks that could cause actual results to differ significantly from Eldorado Gold’s current expectations, including the following risks:

●
risks relating to the price at which Common Shares are sold in the Offering and the aggregate net proceeds received by Eldorado Gold as a result of the Offering;

●
risks relating to the business environment in which Eldorado operates, including geopolitical climate, government regulation, resource nationalism and foreign ownership restrictions, mineral tenure and permits, community relations and social licence, reputation, competition, non-governmental organizations, corruption and bribery, information technology systems, privacy legislation, share price and volume fluctuations, actions of activist shareholders, human rights matters, natural phenomena and conflict of interest;

●
operational risks, including environmental matters, infrastructure and commodities, litigation, arbitration and contracts, results of further testwork, estimation of mineral reserves and mineral resources, expected impact on reserves and carrying value, occurrence of unpredictable geological/metallurgical factors, recoveries of gold and other metals, gold and other commodity price volatility, continued softening of the global concentrate market, updating of reserve and resource models and life of mine plans, production and cost estimates, discrepancies between actual and estimated production, pre-stripping or underground development, extraction, processing, costs of development projects, exploration risks, speculative nature of gold exploration, labour, reclamation and long term obligations, use and transport of regulated substances, equipment, health and safety, co-ownership of Eldorado’s properties, contractors, risk related to acquisitions and dispositions, waste disposal and security;

●
financial risks, including liquidity and financing risks, credit risk, currency risk, interest rate risk, commodity price risk, unavailability of capital/inadequate income, indebtedness and financing, debt service obligations, cost estimates, tax matters, global economic environment, global markets for metals concentrates, repatriation of funds, dividends, compensation risks and financial reporting risks;

●
future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce Eldorado Gold’s earnings per share and make future sales of Eldorado Gold’s equity securities more difficult;

●
market price of Common Shares;

●
future sales by existing shareholders could cause Eldorado Gold’s share price to fall;

●
Eldorado Gold may not pay any cash dividends in the future;

●
use of proceeds;

●
there is no assurance of a sufficient liquid trading market for the Common Shares in the future; and

●
there is currently no market through which the Common Shares may be sold.

Forward-looking information is designed to help you understand management’s current views of Eldorado’s near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.

Eldorado Gold will not necessarily update this information unless it is required to do so by applicable securities laws. All forward-looking information in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein is qualified by these cautionary statements.

For additional information with respect to the Company’s risk factors and risk factors relating to the Common Shares, reference should be made to the section of this Prospectus Supplement entitled “Risks Related to the Common Shares”, the section of the Prospectus entitled “Risk Factors”, to the documents incorporated herein and therein by reference and to Eldorado Gold’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and with the SEC.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high, low and average daily exchange rates and the spot rate at the end of the period for US$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year ended December 31,			Six months ended June 30,
	2016	2017	2018	2018	2019
Rate at the end of period	$$1.3427(1)	$$1.2545	$1.3642	$1.3168(2)	$1.3087(3)
Average rate during period	$$1.3248	$$1.2986	$1.2957	$1.2781	$1.3336
Highest rate during period	$$1.4589	$$1.3743	$1.3642	$1.3310	$1.3600
Lowest rate during period	$$1.2544	$$1.2128	$1.2288	$1.2288	$1.3087

Notes:
(1)
The rate on December 31, 2016 has not been provided, and therefore, the rate on December 30, 2016 has been included.
(2)
The rate on June 30, 2018 has not been provided, and therefore, the rate on June 29, 2018 has been included.
(3)
The rate on June 30, 2019 has not been provided, and therefore, the rate on June 28, 2019 has been included.

On September 25, 2019, the Bank of Canada daily exchange rate for the purchase of US$1.00 using Canadian dollars was $1.3270 ($1.00 =US$0.7536).

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in each of the provinces in Canada and filed with, or furnished to, the SEC in the U.S.. Copies of the documents incorporated by reference herein may be obtained on request without charge from Eldorado Gold’s Corporate Secretary at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018. Additionally, prospective investors may read and download any public document Eldorado Gold has filed with the various securities commissions or similar authorities in each of the provinces of Canada on SEDAR at www.sedar.com and the documents Eldorado Gold has filed with, or furnished to, the SEC on the EDGAR website at www.sec.gov.

The following documents filed by Eldorado Gold with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC in the U.S., are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:

(i)
the annual audited consolidated financial statements of Eldorado Gold, the notes thereto and the report of the independent registered public accounting firm thereon for the fiscal years ended December 31, 2018 and December 31, 2017 (the “Annual Financial Statements”), together with the Management’s Discussion and Analysis of Eldorado Gold for the Annual Financial Statements (“Annual MD&A”);

(ii)
the Annual Information Form of Eldorado Gold dated March 29, 2019 for the fiscal year ended December 31, 2018 (the “AIF”);

(iii)
the Management Information Circular of Eldorado Gold dated March 18, 2019 prepared in connection with the annual and special meeting of shareholders of Eldorado Gold held on May 2, 2019;

(iv)
the unaudited condensed consolidated interim financial statements of Eldorado Gold for the three and six month periods ended June 30, 2019 and June 30, 2018, together with the notes thereto (“Interim Financial Statements”), together with the Management’s Discussion and Analysis of Eldorado Gold for the Interim Financial Statements (“Interim MD&A”);

(v)
the Material Change Report of Eldorado Gold dated August 27, 2019 relating to filing of the Prospectus;

(vi)
the Material Change Report of Eldorado Gold dated August 2, 2019 relating to the financial and operational results for the second quarter of 2019;

(vii)
the Material Change Report of Eldorado Gold dated June 10, 2019 relating to the pricing and completion of its offer of up to US$300 million aggregate principal amount of senior secured second lien notes (the “Notes”) and the completion of a US$450 million amended and restated senior secured credit facility (the “Facility”);

(viii)
the Material Change Report of Eldorado Gold dated May 17, 2019 relating to the US$450 million Facility and an offer of up to US$300 million aggregate principal amount of senior secured second lien Notes;

(ix)
the Material Change Report of Eldorado Gold dated May 7, 2019 relating to the financial and operational results for the first quarter of 2019;

(x)
the Material Change Report of Eldorado Gold dated February 28, 2019 relating to the financial and operational results for the year ended December 31, 2018;

(xi)
the Material Change Report of Eldorado Gold dated January 31, 2019 relating to the decision to resume mining and heap leaching at its Kışladağ mine and its consolidated 2019 – 2021 outlook; and

(xii)
the Material Change Report of Eldorado Gold dated January 4, 2019 relating to the completion of Eldorado Gold’s share consolidation on the basis of one post-consolidation Common Shares for every five pre-consolidation Common Shares (the “Consolidation”).

Any document of the type referred to in the preceding paragraph and any interim financial statements, material reports (excluding confidential reports), or other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in a short form prospectus, filed by Eldorado Gold with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, pursuant to the decision dated September 10, 2019 granted by the British Columbia Securities Commission (“BCSC”) (as principal regulator) pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions (“Decision”) if Eldorado Gold disseminates a news release in respect of previously undisclosed information that, in Eldorado Gold’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), Eldorado Gold will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that Eldorado Gold files on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus only for the purposes of the Offering.

Documents and information in an annual report on Form 40-F filed by Eldorado Gold with the SEC under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by Eldorado Gold with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Eldorado Gold’s current reports on Form 6-K and annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) website at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus except as so modified or superseded.

Upon Eldorado Gold’s filing of a new annual information form and the related management discussion and analysis with applicable securities regulatory authorities in Canada, and with the SEC, during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports, and information circulars filed prior to the commencement of Eldorado Gold’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by Eldorado Gold with the applicable securities regulatory authorities in Canada, and with the SEC, during the duration of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement.

AVAILABLE INFORMATION

Eldorado Gold files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge under Eldorado Gold’s profile on SEDAR at www.sedar.com.

Eldorado Gold has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended, with respect to the Common Shares offered by this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement pursuant to the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Prospectus but contained in the Registration Statement is available on the SEC’s website under Eldorado Gold’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

Eldorado Gold is subject to the reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, Eldorado Gold is required to publicly file reports and other information with the SEC. Under the MJDS, Eldorado Gold is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from U.S. disclosure requirements. In addition, as a foreign private issuer, Eldorado Gold is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Eldorado Gold’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may read and download the documents Eldorado Gold has filed or furnished with the SEC on the SEC’s EDGAR website at www.sec.gov. Investors may read and download any public document that Eldorado Gold has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

CAUTIONARY NOTE FOR U.S. INVESTORS

Technical disclosure regarding the Company’s properties included herein, or in documents incorporated by reference into this Prospectus Supplement and the Prospectus, (the “Technical Disclosure”) has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and U.S. companies have historically not been permitted to disclose mineral resources of any category in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with SEC Industry Guide 7.

FINANCIAL INFORMATION

The financial statements of Eldorado Gold incorporated herein by reference are reported in U.S. dollars. Eldorado Gold’s Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus Supplement are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the U.S. (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Eldorado Gold, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, Eldorado Gold will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus Supplement and the Prospectus is presented in accordance with IFRS. As a result, Eldorado Gold’s financial statements and other financial information included or incorporated by reference in this Prospectus Supplement and the Prospectus may not be comparable to financial statements and financial information of U.S. companies.

RISKS RELATED TO THE COMMON SHARES

An investment in the Common Shares offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of Eldorado Gold’s business. Information regarding the risks affecting Eldorado Gold and its business is provided in the documents incorporated by reference in this Prospectus Supplement, including in Eldorado Gold’s most recent AIF under the heading “Risk factors in our business”. See “Documents Incorporated by Reference”. In addition, you should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the Common Shares, as well as the other information contained in this Prospectus Supplement, the Prospectus, including under the heading “Risk Factors” found on pages 17 to 19 of the Prospectus, the documents incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference, before making an investment decision.

Price Volatility of Common Shares

The market price of the Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including:

●
the Company’s operating performance and the performance of competitors and other similar entities;

●
the public’s reaction to the Company’s press releases, other public announcements and filings with the various securities regulatory authorities;

●
changes in earnings estimates or recommendations by research analysts who track Eldorado Gold’s securities;

●
the operating and share price performance of other entities that investors may deem comparable;

●
changes in general economic and/or political conditions;

●
the arrival or departure of key personnel;

●
acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

●
the number of Common Shares sold on any one day or in the aggregate pursuant to the Offering.

In addition, the market price of the Common Shares is affected by many variables not directly related to the success of the Company and not within the Company’s control, including other developments that affect the market for all mining sector securities or the equity markets generally, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. These variables may adversely affect the prices of the Common Shares regardless of the Company’s operating performance.

Discretion to Use Capital Resources Other Than as Specified in the Prospectus Supplement

The Company currently intends to use the net proceeds of the Offering and the Company’s working capital, together with future cash flows from operations and access to the undrawn amounts under the Senior Credit Facility, if required, to accomplish the business objectives set out under “Use of Proceeds” and in the Prospectus and the documents incorporated by reference therein. However, the Board and/or management will have discretion in the actual application of the Company’s capital resources and may elect to allocate proceeds differently from that described under “Use of Proceeds” if they believe it would be in Eldorado Gold’s best interests to do so. Shareholders may not agree with the manner in which the Board and/or management choose to allocate and spend the Company’s capital resources. The failure by the Board and/or management to apply the Company’s capital resources effectively could have a material adverse effect on the development of the Company’s projects and Eldorado Gold’s business, financial condition, results of operations or cash flows.

The Company’s Success Will Depend on Making Significant Capital Investments

The Company has made and expects to make in the future substantial capital investments in its business and operations for the development, production, exploration and acquisition of mineral resources and mineral reserves. Historically, the Company has financed capital investments primarily with future cash flows from operations, the issuance of equity and debt securities and borrowings under its bank and other credit facilities. The Company intends to finance its future capital investments primarily through future cash flows from operations, through borrowings under the Senior Credit Facility, the proceeds from the Offering and the global capital markets; however these sources may not be sufficient to fund the Company’s business objectives set out under “Use of Proceeds” and in the Prospectus and the documents incorporated by reference therein.

The Company may not have sufficient capital resources to undertake its exploration, development and production activities or the acquisition of mineral resources and mineral reserves. As such, the Company may require additional financing in order to carry out its mineral resources and mineral reserves acquisition, exploration and development activities that cannot be satisfied from future cash flows from operations. There is a risk that if the economy and banking industry experiences unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. Because of global economic volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such additional financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company’s revenues decrease as a result of lower commodity prices, operating difficulties or otherwise, it will affect the Company’s ability to obtain the necessary capital to fund the Company’s set out under “Use of Proceeds” and in the Prospectus and the documents incorporated by reference therein. To the extent that external sources of capital become limited, unavailable, or available only on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result. Additionally, there can be no assurance that additional debt or equity financing will be available to meet these requirements on favourable terms or at all and any equity financing may result in a change of control of the Company.

Future Sales or Issuances of Securities of Eldorado Gold

Eldorado Gold may issue additional securities to finance future activities outside of the Offering. Eldorado Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and Eldorado Gold may experience dilution in its earnings per share.

Payment of Future Dividends

Eldorado Gold’s board of directors (the “Board”) reviews the financial performance of the Company quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter, if any. The declaration and payment of dividends is at the sole discretion of the Board, and is subject to and dependent upon, among other things, the financial condition of, and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado Gold and the Company’s cash flow and financing needs.

Internal Controls over Financial Reporting

During Eldorado’s 2018 year-end audit process, a material weakness was identified in internal controls performed by management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a US$39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of Eldorado’s Olympias cash generating unit as at December 31, 2018. This overstatement has been corrected in Eldorado’s financial statements by reducing the impairment charge in the fourth quarter of 2018 from US$370 million to US$330 million (US$248 million net of deferred tax recovery).

Although Eldorado’s remediation plan has been implemented, there is no guarantee that such remediation plan will be successful. If Eldorado is unable to remediate the material weakness, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, its ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject Eldorado to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in Eldorado’s financial statements and Eldorado could be subject to sanctions or investigations by the BCSC, SEC, TSX, NYSE or other regulatory authorities, which could negatively impact Eldorado’s business, financial condition, results of operations and the market price of the Common Shares.

RECENT DEVELOPMENTS

Eldorado Gold recently announced certain updates with respect to metallurgical testwork undertaken at its Kişladağ project, expansion plans at its Lamaque project and updates regarding its Greek projects:

●
Further Kişladağ metallurgical testwork utilizing a longer heap leach cycle of 250 days has advanced with the majority of test results expected to be completed prior to year-end 2019. A suite of extended Intermittent Bottle Roll Tests have been completed to help predict heap leach recovery on the existing reserves.

●
The Company continues to evaluate an expansion at its Lamaque project and a preliminary economic assessment, which is intended to increase throughput at its Sigma Mill from an average of approximately 1,800 tonnes per day to 2,500 tonnes per day and increase average annual production from approximately 130,000 ounces of gold to approximately 170,000 ounces of gold.

●
Eldorado Gold confirmed receipt of electromechanical installation permits for its Skouries project and an installation permit for its Olympias mine from the Greek Ministry of Energy and Environment. The Skouries permits allow for the installation of mechanical and electrical equipment at the flotation plant to be completed and installation of additional surface facilities. The Olympias permit allows for installation of an upgraded electrical substation and construction of support facilities, which will be considered as part of Eldorado’s annual planning process. Eldorado is working with the Greek government to achieve the necessary conditions required to re-start construction at Skouries and to allow for the completion of the development, construction and financing of its Kassandra assets.

  CONSOLIDATED CAPITALIZATION

Since June 30, 2019, the date of Eldorado Gold’s most recently published interim financial statements, there have been no material changes in Eldorado Gold’s consolidated share and loan capital. After giving effect to the Offering, the equity of Eldorado Gold will increase by the amount of the capital raised under the Offering and the number of issued and outstanding Common Shares will increase by such number distributed under the Offering. Information relating to any issuances of Common Shares within the previous 12 month period is provided as required herein under the heading “Prior Sales”.

DESCRIPTION OF COMMON SHARES

Eldorado Gold is authorized to issue an unlimited number of Common Shares. See “Description of Common Shares” in the Prospectus for a description of the material attributes and characteristics of the Common Shares. As at the date of this Prospectus Supplement, there are 158,820,995 Common Shares issued and outstanding.

USE OF PROCEEDS

The net proceeds of the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S. The net proceeds of any given distribution of Common Shares in “at-the-market distributions” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to US$125,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See“Plan of Distribution”.

As at August 31, 2019, the Company had working capital of $180.2 million, excluding $13.4 million of assets and $4.4million of liabilities relating to the Company’s Vila Nova iron ore mine that have been classified as held-for-sale. Eldorado Gold plans to use the net proceeds of the Offering and the Company’s working capital, together with future cash flows from operations and access to the undrawn amounts under the Senior Credit Facility, if required, to advance certain of the business objectives as set out below and in the Prospectus and the documents incorporated by reference therein.

The following details certain of the Company’s anticipated uses of its capital resources and associated business objectives, including the net proceeds of the Offering, over the next 24 months.

●
Potential capital investment in the Kişladağ Project for waste stripping and heap leach pad expansion to the extent that ongoing metallurgical heap leach test work justifies an open pit expansion by demonstrating improved gold recoveries. The Company expects to make an investment decision by the end of the first quarter of 2020.

●
Potential capital investment in the Lamaque Project for expansion of the mine’s capacity from 1,800 tonnes per day to 2,500 tonnes per day by completing a two kilometer ramp, installation of a crusher and conveyor to connect the 400 meter level of the Triangle underground mine to the Sigma mill.

●
Potential capital investment for engineering and permitting expenses and minor enabling construction to support the re-start of construction at the Skouries Project.

●
Potential capital investment for engineering and EIA permitting at the Perama Hill Project.

●
Potential capital investment for engineering and permitting expenses to expand the Olympias Mine’s capacity from 1,200 tonnes per day to 1,900 tonnes per day.

The net proceeds from the Offering may also be used to reduce the Company’s indebtedness, including indebtedness under a US$200,000,000 term loan incurred under the Senior Credit Facility (the “Term Loan”). As at August 31, 2019, an aggregate of approximately US$200,000,000 was outstanding under the Term Loan. Eldorado used the net proceeds of the Notes, together with Term Loan proceeds and cash on hand, to redeem the Company’s US$600 million 6.125% senior notes due December 2020 and to pay fees and expenses in connection with the foregoing. See “Relationship with Certain of the Agents (Conflicts of Interest)”, “Plan of Distribution” and the Material Change Report of Eldorado Gold dated June 10, 2019.

Although Eldorado Gold intends to allocate and spend its capital resources as set forth above, the actual allocation of such capital resources may vary depending on the amount of the net proceeds of the Offering, the Company’s working capital, future cash flows from operations, undrawn amounts under the Senior Credit Facility and other circumstances and developments that could arise where the Company’s capital resources may need to be allocated differently at the discretion of the Board and/or management. See “Risks Related to the Common Shares – Discretion to Use Capital Resources Other Than as Specified in the Prospectus Supplement”.

Although Eldorado Gold believes that the net proceeds of the Offering, the Company’s working capital, future cash flows from operations and undrawn amounts under the Senior Credit Facility are sufficient to support the Company's planned and foreseeable commitments for the next twelve months, the Company’s success will depend on making significant capital investments in the future. See “Risks Related to the Common Shares – The Company’s Success Will Depend on Making Significant Capital Investments”.

  PLAN OF DISTRIBUTION

Eldorado Gold has entered into the Distribution Agreement with the Agents under which Eldorado Gold may issue and sell from time to time Common Shares having an aggregate sale price of up to US$125,000,000 in each of the provinces of Canada and in the U.S. pursuant to placement notices delivered by Eldorado Gold to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. Pursuant to the Decision: the number of Common Shares sold on the TSX or another Canadian marketplace as at-the-market distributions on any trading day shall not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day; and Common Shares may be distributed hereunder if the market value of the Common Shares distributed does not exceed 10% of the aggregate market value of the outstanding Common Shares as at the last trading day of the month before the month in which the first trade is made hereunder, calculated in accordance with section 9.2 of NI 44-102. Eldorado Gold cannot predict the number of Common Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.

From time to time, Eldorado Gold may instruct the Agents to offer the Common Shares under the Distribution Agreement by sending the Agents a placement notice including: the trading day(s) for the NYSE or the TSX; the maximum number of Common Shares that Eldorado Gold wishes to sell in the aggregate and on each trading day; and the minimum price at which Eldorado Gold is willing to sell the Common Shares. Subject to the terms and conditions of the Distribution Agreement, the applicable Agent will use their commercially reasonable efforts to sell, on Eldorado Gold’s behalf, all of the Common Shares requested to be sold by Eldorado Gold by the placement notice.

Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Common Shares that Eldorado Gold proposes to sell pursuant to any placement notice delivered by Eldorado Gold to the applicable Agent or Agents. If Eldorado Gold sells the Common Shares to one or more of the Agents as principal, it will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.

Either Eldorado Gold or the Agents may suspend the Offering upon proper notice to the other party. Eldorado Gold and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

Eldorado Gold will pay the Agents the Commission for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement. The amount of the Commission shall not exceed 2% of the gross sales price per Common Share sold. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by Eldorado Gold and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to Eldorado Gold from the sale of such Common Shares.

The applicable Agent or Agents will provide written confirmation to Eldorado Gold no later than the close of trading on each trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the commission payable by Eldorado Gold to the Agents with respect to such sales and the net proceeds payable to Eldorado Gold.

Eldorado Gold will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in Eldorado Gold’s annual and interim financial statements and management’s discussion and analysis filed on SEDAR and EDGAR, for any quarters in which sales of Common Shares occur.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to Eldorado Gold. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the U.S. will be settled through the facilities of The Depository Trust Company or by such other means as Eldorado Gold and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as Eldorado Gold and the Agents may agree.

The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the U.S.

If Eldorado Gold or any Agent has reason to believe that the Common Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the other and sales of Common Shares pursuant to the Distribution Agreement or any terms agreement will be suspended until in Eldorado Gold’s and the Agents’ collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

In connection with the sales of the Common Shares on Eldorado Gold’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the applicable securities legislation, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. Eldorado Gold has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the applicable securities legislation. In addition, Eldorado Gold have agreed to pay all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect any other transactions that are intended to stabilize or maintain the market price of the securities.

The total expenses related to the commencement of the Offering to be paid by Eldorado Gold, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$1,000,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) September 26, 2021, (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The TSX has conditionally approved the listing of the Common Shares distributed under the Offering, subject to Eldorado Gold fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Common Shares offered by this Prospectus Supplement

RELATIONSHIP WITH CERTAIN OF THE AGENTS (CONFLICTS OF INTEREST)

Certain of the Agents and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with Eldorado and its affiliates. They have received (or will receive) customary fees and commissions for these transactions. If any of the Agents or their affiliates has or enters into a lending relationship with Eldorado, certain of those Agents or their affiliates routinely hedge, and certain other of the Agents or their affiliates may hedge their credit exposure to Eldorado consistent with their customary risk management policies. Typically, such Agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Eldorado Gold’s securities, potentially including the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby.

As described in the cover page of this Prospectus Supplement, Eldorado Gold may be considered a “connected issuer” (as defined in NI 33-105 – Underwriting Conflicts) of certain Agents. Affiliates of the Agents act as lead arranger and lender under the Third Amended and Restated Credit Agreement dated as of May 13, 2019 among Eldorado Gold and a syndicate of lenders (the “Senior Credit Facility”). The decision to distribute the Common Shares, including the determination of the terms of this Offering, was made by Eldorado Gold through negotiations with the Agents at arm’s length. The lenders under the Senior Credit Facility were not involved in their capacities as such in the decision to issue the Common Shares and in determining the terms of this Offering.

As a consequence of the Offering, the Agents will receive the Commission and, to the extent any of the proceeds of the Offering are applied to reduce indebtedness under the Senior Credit Facility, the Agents will receive their proportionate share of the repaid indebtedness. As a result, the Agents may receive more than 5% of the net proceeds from the sale of the Common Shares in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied.

As at September 25, 2019, an aggregate of approximately $200 million was outstanding under the Senior Credit Facility. Eldorado Gold is in compliance with the terms of the Senior Credit Facility as at the date hereof and no breach thereof has been waived by any of the Agents or their affiliates since the execution of the Senior Credit Facility. The Senior Credit Facility is secured on a first lien basis by a general security agreement from Eldorado, the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company. Other than as disclosed in the Prospectus, including the documents incorporated by reference therein and this Prospectus Supplement, the financial position of Eldorado has not materially changed since the execution of the Senior Credit Facility. Proceeds from the sale of Common Shares may be used to reduce indebtedness which Eldorado Gold or its subsidiaries may have with one or more lenders that are related to an Agent or may be invested in short-term deposits or securities, including of or with the Agents or their affiliates. See “Use of Proceeds” and “Plan of Distribution”.

In the ordinary course of their various business activities, the Agents and/or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve Eldorado Gold’s securities and instruments. The Agents and/or their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

PRIOR SALES

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12 months prior to the date of this Prospectus Supplement:

●
On the exercise of stock options, each at an exercise price of $6.20 per Common Share, Eldorado Gold issued: 1,419 Common Shares on September 5, 2019; 1,453 Common Shares on September 3, 2019; 1,066 Common Shares on August 27, 2019; 673 Common Shares on August 23, 2019; 2,700 Common Shares on August 22, 2019; 1,706 Common Shares on August 19, 2019; 333 Common Shares on August 16, 2019; 633 Common Shares on August 14, 2019; 2,500 Common Shares on August 12, 2019; 626 Common Shares on August 9, 2019; 1,972 Common Shares on August 8, 2019; 333 Common Shares on August 7, 2019; 666 Common Shares on June 27, 2019; 1,100 Common Shares on June 26, 2019; and 2,093 Common Shares on June 25, 2019.

●
Eldorado Gold granted 2,232,368 stock options of Eldorado Gold on February 26, 2019, each stock option exercisable into one Common Share at a price of $5.68 per Common Share until February 26, 2024 and 1,947 stock options of Eldorado Gold on June 10, 2019, each stock option exercisable into one Common Share at a price of $5.72 per Common Share until June 10, 2024.

●
Eldorado Gold granted 803,565 restricted share units of Eldorado Gold on February 26, 2019, each restricted share unit redeemable on February 26, 2022, subject to vesting, for one Common Share. The Common Shares delivered on redemption to holders of restricted share units are acquired by Eldorado Gold on the open market.

●
Eldorado Gold granted 264,083 performance share units of Eldorado Gold on February 26, 2019, each performance share unit redeemable on February 26, 2022, subject to vesting, for one Common Share.

●
Eldorado Gold granted 48,076 pre-Consolidation stock options of Eldorado Gold on August 20, 2018, each stock option exercisable into one pre-Consolidation Common Share at a price of $1.23 per pre-Consolidation Common Share until August 20, 2023. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such stock options are now exercisable into 9,615 Common Shares at a price of $6.15 per Common Share.

●
Eldorado Gold granted 19,379 pre-Consolidation restricted share units of Eldorado Gold on August 20, 2018, each pre-Consolidation restricted share unit redeemable on August 20, 2021, subject to vesting, for one pre-Consolidation Common Share. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such restricted share units are now redeemable into 3,875 Common Shares. The Common Shares delivered on redemption to holders of restricted share units are acquired by Eldorado Gold on the open market.

●
Eldorado Gold granted 37,616 pre-Consolidation performance share units of Eldorado Gold on August 20, 2018, each pre-Consolidation performance share unit redeemable on August 20, 2021, subject to vesting, for one pre-Consolidation Common Share. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such performance share units are now redeemable into 7,523 Common Shares.

TRADING PRICES AND VOLUMES

Eldorado Gold’s outstanding Common Shares are listed on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. The following tables set forth information relating to the trading and quotation of the Common Shares on the TSX and the NYSE, for the months indicated.

	Toronto Stock Exchange			NYSE
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
September 1 - 25, 2019	13.34	10.53	29,638,649	10.09	7.91	18,226,412
August 2019	12.85	9.72	37,149,969	9.69	7.44	22,308,512
July 2019	10.79	7.69	30,708,188	8.18	5.57	25,857,597
June 2019	7.65	5.14	26,174,711	5.82	3.81	23,646,638
May 2019	5.66	4.10	25,587,255	4.22	3.05	14,988,736
April 2019	6.41	5.41	13,697,100	4.81	4.03	8,689,912
March 2019	6.83	5.46	19,632,656	5.11	4.10	12,636,538
February 2019	6.11	5.00	23,446,179	4.63	3.80	12,895,407
January 2019	4.95	3.36	18,929,825	3.76	2.52	11,663,580
December 2018(1)	4.01	0.74	33,038,607	2.95	0.56	26,693,046
November 2018	0.98	0.73	22,128,476	0.75	0.55	22,093,400
October 2018	1.25	0.86	24,484,314	0.98	0.65	34,752,750
September 2018	1.28	1.07	23,821,078	0.99	0.82	43,340,678

Notes:

(1)
Eldorado Gold completed the Consolidation of its Common Shares, on the basis of one post-consolidation Common Shares for every five pre-consolidation Common Shares, on December 27, 2018. The Common Shares commenced trading on the TSX and the NYSE on a post-Consolidation basis effective at the opening of trading on December 31, 2018.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Eldorado Gold, and Blake, Cassels & Graydon LLP, counsel to the Agents, (collectively, “Counsel”), the following summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (“Tax Act”), generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to this offering and who deals at arm’s length with Eldorado Gold and the Agents for purposes of the Tax Act (“Holder”).

This summary is based upon the provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced prior to the date hereof (“Proposed Amendments”) and Counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Foreign Exchange

For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds Common Shares as “capital property”, and (c) is not affiliated with Eldorado Gold or the Agents (“Resident Holder”). Generally, Common Shares are considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency; or (v) that enters into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Common Shares, as each of those terms is defined in the Tax Act. Additional considerations, not discussed herein, may apply to a Resident Holder that is a corporation and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada (the “other Canadian corporation”) that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act and in respect of which a subsidiary of Eldorado is, or would at any time be, a “foreign affiliate” as defined in the Tax Act of the corporation or the other Canadian corporation. Any such Resident Holder should consult its own tax advisor with respect to an investment in Common Shares.

Dividends

Dividends received or deemed to be received on Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by Eldorado Gold as “eligible dividends”. A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on Eldorado Gold's website) from Eldorado Gold designating the dividend as an “eligible dividend”. There may be limitations on Eldorado Gold’s ability to designate dividends as “eligible dividends”.

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own advisors in this regard.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain Resident Holders that are corporations, including a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Dispositions of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Common Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada – Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all Common Shares owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain, or a taxable capital gain, realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and one-half of any capital loss, or an allowable capital loss, realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (“Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. Under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”) a Non-Resident Holder who is resident in the U.S. for the purposes of the Canada-U.S. Tax Convention and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from Canadian withholding tax if paid to certain Non-Resident Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of a Common Share unless the Non-Resident Holder’s Common Shares are, or are deemed to be, “taxable Canadian Property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention. Generally, Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed on a designated stock exchange (such as the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of Eldorado Gold’s issued shares of any class or series, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) (the "Treasury Regulations"), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the U.S.;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of, which will generally be the cost of such Common Shares. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on Eldorado Gold’s behalf by Fasken Martineau DuMoulin LLP, Vancouver, British Columbia and Dorsey & Whitney LLP, Toronto, Ontario, and on behalf of the Agents, with respect to certain legal matters relating to Canadian law, by Blake, Cassels & Graydon LLP, Vancouver, British Columbia and, with respect to certain legal matters relating to U.S. law, by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As at the date of this Prospectus Supplement, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, the partners and associates of Dorsey & Whitney LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of Eldorado Gold.

EXPERTS

The following are the persons or companies who were named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, as supplemented by this Prospectus Supplement, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company:

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Paul Skayman, FAusIMM, Chief Operating Officer of Eldorado Gold;

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John Nilsson, P.Eng., of Nilsson Mine Services;

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Colm Keogh, P.Eng., Manager, Underground Mining for Eldorado Gold;

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Stephen Juras, Ph.D., P.Geo., Director, Technical Services for Eldorado Gold;

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David Sutherland, P.Eng., Project Manager of Eldorado Gold;

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Rick Alexander, P.Eng;

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Patrick Forward, FIMMM;

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Neil Liddell, FIMMM;

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Antony Francis, FIMMM;

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Jacques Simoneau, P.Geo., Exploration Manager, Eastern Canada for Eldorado Gold;

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Francois Chabot, P.Eng.;

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Marianne Utiger of WSP Canada Inc.;

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Andy Nichols, P.Eng. of Wardrop Engineering, Inc.;

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Andre de Ruijter, P.Eng. of Wardrop Engineering, Inc.;

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Richard Miller, P. Eng., Director, Mine Engineering (Open Pit) for Eldorado Gold;

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Ertan Uludag, P. Geo., Resource Geologist for Eldorado Gold; and

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Peter Lewis, PH. D., P, Geo., Vice President, Exploration for Eldorado Gold.

Certain Technical Disclosure included in the Prospectus, as supplemented by this Prospectus Supplement, or incorporated by reference therein was derived from the following technical reports:

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Technical Report, Skouries Project, Greece effective January 1, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, Rick Alexander, P.Eng., Colm Keogh, P.Eng. and John Nilsson, P.Eng (the “Skouries Report”);

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Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece dated July 14, 2011 prepared by Patrick Forward, FIMMM, Antony Francis, FIMMM, and Neil Liddell, FIMMM (the “Olympias Report”);

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Technical Report on the Efemçukuru Project dated September 17, 2007 and effective August 1, 2007 prepared by Stephen Juras, Ph.D., P.Geo., Rick Alexander, P.Eng., Andy Nichols, P.Eng. and Andre de Ruijter, P.Eng. (the “Efemçukuru Report”);

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Technical Report, Kişladağ Milling Project, Turkey effective March 16, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, David Sutherland, P.Eng. and John Nilsson, P.Eng.; and

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Technical Report, for the Lamaque Project, Québec, Canada effective March 21, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Colm Keogh, P.Eng., Jacques Simoneau P.Geo, Francois Chabot, P.Eng., and Marianne Utiger (the “Lamaque Report”),

(collectively, the “Technical Reports”).

Paul Skayman has also reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by Rick Alexander, Neil Liddell, Antony Francis, Francois Chabot, Andy Nichols, and Andre de Ruijter, each of whom were named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference, including (a) with respect to Rick Alexander, scientific and technical information derived from or based upon the scientific and technical information contained in the Skouries Report and the Efemçukuru Report; (b) with respect to Neil Liddell, scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report; (c) with respect to Antony Francis, scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report; (d) with respect to Francois Chabot, scientific and technical information derived from or based upon the scientific and technical information contained in the Lamaque Report; (e) with respect to Andy Nichols, scientific and technical information derived from or based upon the scientific and technical information contained in the Efemçukuru Report; and (f) with respect to Andre de Ruijter, scientific and technical information derived from or based upon the scientific and technical information contained in the Efemçukuru Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company. WSP Canada Inc. has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by Marianne Utiger, who is named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference, including scientific and technical information derived from or based upon the scientific and technical information contained in the Lamaque Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

As at the date hereof, to the best knowledge of Eldorado Gold, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of the aforementioned company, each held less than one percent of the securities of Eldorado Gold when they prepared the report referred to above and, other than with respect to Rick Alexander, Neil Liddell, Antony Francis, Antony Francis, Andy Nichols and Andre de Ruijter as at the date hereof and they did not receive any direct or indirect interest in any securities of Eldorado Gold or of any associate or affiliate of Eldorado Gold in connection with the preparation of such report. Each of the aforementioned persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, a “qualified person” within the meaning of NI 43-101.

As at the date hereof, other than as set out above, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Eldorado Gold or of any associate or affiliate of Eldorado Gold.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. AND CANADIAN INVESTORS

Eldorado Gold is a corporation existing under the Canada Business Corporations Act (“CBCA”). All but one of Eldorado Gold’s directors, all of its officers, and all of the experts named in the Prospectus Supplement or the Prospectus, reside outside the U.S., and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the U.S. Eldorado Gold has appointed an agent for service of process in the U.S., but it may be difficult for purchasers of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for purchasers of Common Shares who reside in the U.S. to realize upon judgments of courts of the U.S. predicated upon Eldorado Gold’s civil liability and the civil liability of its directors, officers and experts under the U.S. federal securities laws.

Eldorado Gold filed with the SEC, concurrently with its Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, Eldorado Gold appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as its agent for service of process in the U.S.in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Eldorado Gold in a U.S. court arising out of, related to, or concerning any offering of Common Shares under this Prospectus Supplement and the Prospectus.

George Albino, Pamela Gibson, Geoffrey Handley and Michael Price, each directors of Eldorado Gold, reside outside of Canada. George Albino, Pamela Gibson, Geoffrey Handley and Michael Price have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Patrick Forward, a person named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement and the Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

The Company’s auditors are KPMG LLP, having an address at 777 Dunsmuir St, Vancouver, BC V7Y 1K3.

KPMG LLP has confirmed that they are independent according to the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia. KPMG LLP are an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; and (iii) powers of attorney of the directors and officers of Eldorado Gold.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the provisions of any particular plan, the Common Shares offered hereby, if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan or a tax-free savings account (“TFSA”).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of an RDSP or a TFSA will be subject to a penalty tax as set out in the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that such holder, subscriber or annuitant, as the case may be, deals at arm’s length with Eldorado Gold for purposes of the Tax Act and does not have a “significant interest” in Eldorado Gold (within the meaning of the prohibited investment rules in the Tax Act). In addition, the Common Shares will not be a prohibited investment if the Common Shares are “excluded property” for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA within the meaning of the prohibited investment rules in the Tax Act. Prospective investors who intend to hold Common Shares in an RRSP, RRIF, RESP, RDSP or a TFSA should consult their own tax advisors as to whether Common Shares will be prohibited investments in their particular circumstances.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eldorado Gold Corporation at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 26, 2019

US$750,000,000
Common Shares
Debt Securities
Convertible Securities
Warrants
Rights
Subscription Receipts
Units

Eldorado Gold Corporation (“Eldorado” or the “Company”) may offer and issue from time to time common shares of the Company (“Common Shares”), debt securities (“Debt Securities”), securities convertible into or exchangeable for Common Shares and/or other securities (“Convertible Securities”), warrants to purchase Common Shares, or Debt Securities (collectively “Warrants”), rights exercisable to acquire, or convertible into, Common Shares and/or other securities (“Rights”), subscription receipts (“Subscription Receipts”), or units comprised of one or more of the other securities described in this prospectus (“Units”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of US$750,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, and/or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities, Warrants, Rights and/or Units as the case may be, and any other terms specific to the Subscription Receipts being offered; (vi) in the case of Rights, the designation, number and terms of the Common Shares, Debt Securities and/or other Securities purchasable upon exercise of the Rights, any procedures that will result in the adjustment of these numbers, the date of determining the shareholders entitled to the Rights distribution, the exercise price, the dates and periods of exercise and any other terms specific to the Rights being offered; and (vii) in the case of Units, the number of Units offered, the offering price of the Units, the number, designation and terms of the Securities comprising the Units and any procedures that will result in the adjustment of those numbers and any other specific terms applicable to the offering of Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

An investment in the Securities is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. See “Risk Factors” in this Prospectus, in the Company’s Annual Information Form for the year ended December 31, 2018, which is incorporated by reference in this Prospectus, and in all other documents incorporated by reference in this Prospectus.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on The New York Stock Exchange (the “NYSE”) under the symbol “EGO”. On August 23, 2019, the last trading day on the TSX prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $12.19. On August 23, 2019, the last trading day on the NYSE prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was US $9.16.

There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Convertible Securities, the Warrants, the Rights and the Subscription Receipts will not be listed on any securities exchange.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items).

Eldorado is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Eldorado has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and Eldorado’s consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Eldorado is incorporated in Canada, most of Eldorado’s officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. and Canadian Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” (as defined under applicable Canadian securities legislation) under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

George Albino, Pamela Gibson, Geoffrey Handley and Michael Price, each directors of the Company, reside outside of Canada. George Albino, Pamela Gibson, Geoffrey Handley and Michael Price have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Patrick Forward, a person named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Investment in Securities being offered is highly speculative and involves significant risks that you should consider before purchasing such Securities. You should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors”.

Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides investors with different or additional information, investors should not rely on it. The Company is not making an offer to sell or seeking an offer to buy Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable Prospectus Supplement is accurate only as at the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as at the date of that document, regardless of the time of delivery of the Prospectus and any applicable Prospectus Supplement or of any sale of the Company’s securities. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

v

FORWARD-LOOKING STATEMENTS

Certain of the statements made and information provided in this Prospectus, including any documents incorporated by reference herein, are forward-looking statements or forward-looking information within the meaning of applicable Canadian and United States securities legislation. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information includes, but are not limited to, statements or information with respect to:

●
Eldorado’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kışladağ;

●
expected sales and revenue recognition of delayed Efemçukuru concentrate;

●
favourable economics for the Kışladağ heap leaching plan and the ability to extend mine life at Eldorado’s projects, including at Kışladağ through further metallurgical tests on deeper material;

●
planned capital and exploration expenditures;

●
conversion of mineral resources to mineral reserves;

●
Eldorado’s expectation as to its future financial and operating performance, including expectations around generating significant free cash flow;

●
expected metallurgical recoveries;

●
gold price outlook and the gold concentrate market; and

●
Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking information. These assumptions include assumptions concerning: the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in its business. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this Prospectus.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking information. The reader is directed to the discussion set out under the heading “Risk Factors”, as well as the risks, uncertainties and other factors referred to in the AIF (as defined below), and any other documents incorporated by reference under the heading “Risk Factors”, which include a discussion of material and other risks that could cause actual results to differ significantly from Eldorado’s current expectations, including the following risks:

●
risks relating to the business environment in which Eldorado operates, including geopolitical climate, government regulation, resource nationalism and foreign ownership restrictions, mineral tenure and permits, community relations and social licence, reputational, competition, non-governmental organizations (“NGOs”), corruption and bribery, information technology systems, privacy legislation, share price and volume fluctuations, actions of activist shareholders, human rights matters, natural phenomena and conflict of interest;

●
operational risks, including environmental matters, infrastructure and commodities, litigation, arbitration and contracts, results of further testwork, estimation of mineral reserves and mineral resources, expected impact on reserves and carrying value, occurrence of unpredictable geological/metallurgical factors, recoveries of gold and other metals, gold and other commodity price volatility, continued softening of the global concentrate market, updating of reserve and resource models and life of mine plans, production and cost estimates, discrepancies between actual and estimated production, pre-stripping or underground development, extraction, processing, costs of development projects, exploration risks, speculative nature of gold exploration, labour, reclamation and long term obligations, use and transport of regulated substances, equipment, health and safety, co-ownership of Eldorado’s properties, contractors, risk related to acquisitions and dispositions, waste disposal and security;

●
financial risks, including liquidity and financing risks, credit risk, currency risk, interest rate risk, commodity price risk, unavailability of capital/inadequate income, indebtedness and financing, debt service obligations, cost estimates, tax matters, global economic environment, global markets for metals concentrates, repatriation of funds, dividends, compensation risks and financial reporting risks;

●
future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce Eldorado’s earnings per share and make future sales of Eldorado’s equity securities more difficult;

●
market price of Common Shares;

●
future sales by existing shareholders could cause Eldorado Gold’s share price to fall;

●
Eldorado may not pay any cash dividends in the future;

●
use of proceeds;

●
there is no assurance of a sufficient liquid trading market for the Common Shares in the future;

●
there is currently no market through which the Securities, other than Eldorado Gold’s Common Shares, may be sold; and

●
the Debt Securities may be unsecured and will rank equally in right of payment with all of Eldorado’s other future unsecured debt.

Forward-looking information is designed to help you understand management’s current views of Eldorado’s near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking information contained herein.

Eldorado will not necessarily update this information unless it is required to do so by applicable securities laws. All forward-looking information in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement is qualified by these cautionary statements.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Eldorado”, the “Company”, “we” or “us” refers to Eldorado Gold Corporation and its direct and indirect subsidiaries and “Eldorado Gold” refers to Eldorado Gold Corporation.

We prepare our financial statements in conformity with IFRS, and present such financial statements in United States dollars. All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated. References to “$”, “dollars”, or “CAD$” are to Canadian dollars and references to “US$” are to United States dollars.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as at the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high, low and average spot rates and the spot rate at the end of the period for U.S. $1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year ended December 31,				Six months ended June 30,
	2016		2017	2018	2018		2019
Rate at the end of period	$1.3427	(1)	$1.2545	$1.3642	$1.3168	(2)	$1.3087	(3)
Average rate during period	$1.3248		$1.2986	$1.2957	$1.2781		$1.3336
Highest rate during period	$1.4589		$1.3743	$1.3642	$1.3310		$1.3600
Lowest rate during period	$1.2544		$1.2128	$1.2288	$1.2288		$1.3087

Notes:
(1)
The rate on December 31, 2016 has not been provided, and therefore, the rate on December 30, 2016 has been included.
(2)
The rate on June 30, 2018 has not been provided, and therefore, the rate on June 29, 2018 has been included.
(3)
The rate on June 30, 2019 has not been provided, and therefore, the rate on June 28, 2019 has been included.

On August 23, 2019, the Bank of Canada spot exchange rate for the purchase of US$1.00 using Canadian dollars was $1.3310 ($1.00 =US$0.7513).

NON-GAAP FINANCIAL MEASURES

In this Prospectus, including the documents incorporated or deemed incorporated by reference herein, we use the terms “cash operating cost”, “cash operating costs”, “total cash cost”, “total cash costs”, “all-in sustaining cost”, “average realized gold price per ounce sold”, “cash operating costs per ounce sold”, “total cash costs per ounce sold”, “all-in sustaining costs per ounce sold”, “adjusted net earnings/(loss) from continuing operations”, “adjusted net earnings/(loss) per share from continuing operations”, “working capital”, “earnings from gold mining operations”, “earnings before interest, taxes, depreciation and amortization” (“EBITDA”), “adjusted EBITDA”, and “cash flow from operations before changes in non-cash working capital”, which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “How we measure our costs” in the AIF, “Non-IFRS Measures” in the Annual MD&A, and “Non-IFRS Measures” in the Interim MD&A for an explanation of these measures.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Company’s Corporate Secretary at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Telephone (604) 687-4018. Additionally, prospective investors may read and download any public document we have filed with the various securities commissions or similar authorities in each of the provinces of Canada on SEDAR at www.sedar.com and the documents we have filed with, or furnished to, the SEC on the EDGAR website at www.sec.gov. Prospective investors may read and obtain copies of any document, for a fee, that we have filed with, or furnished to, the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in all of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference and form an integral part of this Prospectus:

(i)
the annual audited consolidated financial statements of the Company, the notes thereto and the report of the independent registered public accounting firm thereon for the fiscal years ended December 31, 2018 and December 31, 2017 (the “Annual Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Annual Financial Statements (“Annual MD&A”);

(ii)
the Annual Information Form of the Company dated March 29, 2019 for the fiscal year ended December 31, 2018 (the “AIF”);

(iii)
the Management Information Circular of the Company dated March 18, 2019 prepared in connection with the annual and special meeting of shareholders of the Company held on May 2, 2019;

(iv)
the unaudited condensed consolidated interim financial statements of the Company for the three and six month periods ended June 30, 2019 and June 30, 2018, together with the notes thereto (“Interim Financial Statements”), together with the Management’s Discussion and Analysis of the Company for the Interim Financial Statements (“Interim MD&A”);

(v)
the Material Change Report of the Company dated August 2, 2019 relating to the financial and operational results for the second quarter of 2019;

(vi)
the Material Change Report of the Company dated June 10, 2019 relating to the pricing and completion of its offer of up to US$300 million aggregate principal amount of senior secured second lien notes (the “Notes”) and the completion of a US$450 million amended and restated senior secured credit facility (the “Facility”);

(vii)
the Material Change Report of the Company dated May 17, 2019 relating to the US$450 million Facility and an offer of up to US$300 million aggregate principal amount of senior secured second lien Notes;

(viii)
the Material Change Report of the Company dated May 7, 2019 relating to the financial and operational results for the first quarter of 2019;

(ix)
the Material Change Report of the Company dated February 28, 2019 relating to the financial and operational results for the year ended December 31, 2018;

(x)
the Material Change Report of the Company dated January 31, 2019 relating to the decision to resume mining and leap leaching at its Kışladağ mine and its consolidated 2019 – 2021 outlook;

(xi)
the Material Change Report of the Company dated January 4, 2019 relating to the completion of Eldorado Gold’s share consolidation on the basis of one post-consolidation Common Shares for every five pre-consolidation Common Shares (the “Consolidation”);

Any document of the type referred to in the preceding paragraph and any interim financial statements, material change reports (excluding confidential reports), or other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, the Company may incorporate by reference into the registration statement on Form F-10 of which this Prospectus forms a part, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), to the extent that such documents expressly so state. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information in relation to those Securities will be delivered or made available to purchasers of such Securities together with this Prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently-filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities in Canada, and with the SEC, during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities in Canada, and with the SEC, during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

FINANCIAL INFORMATION

The financial statements of the Company incorporated herein by reference and in any Prospectus Supplement are reported in United States dollars. Eldorado’s Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus are prepared in accordance with IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). The SEC has adopted rules to allow foreign private issuers, such as Eldorado, to prepare and file financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information contained and incorporated or deemed incorporated by reference in this Prospectus and any Prospectus Supplement is presented in accordance with IFRS. As a result, our financial statements and other financial information included or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to financial statements and financial information of U.S. companies.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www.sedar.com.

The Company has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended, relating to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement pursuant to the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

The Company is subject to the reporting requirements of the U.S. Exchange Act as the Common Shares are registered under Section 12(b) of the U.S. Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

Technical disclosure regarding our properties included herein, or in documents incorporated by reference into this Prospectus and any Prospectus Supplement, (the “Technical Disclosure”) has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standard of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and United States companies have historically not been permitted to disclose mineral resources of any category in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with SEC Industry Guide 7.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. AND CANADIAN INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act (“CBCA”). All but one of the Company’s directors, all of its officers, and all of the experts named in the Prospectus, reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for purchasers of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers of Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of Securities under this Prospectus and the applicable Prospectus Supplement.

George Albino, Pamela Gibson, Geoffrey Handley and Michael Price, each directors of the Company, reside outside of Canada. George Albino, Pamela Gibson, Geoffrey Handley and Michael Price have each appointed the following agent for service of process:

Name and Address of Agent
Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

In addition, Patrick Forward, a person named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion, resides outside of Canada.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

THE COMPANY

Eldorado Gold is a corporation governed by the CBCA. Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Eldorado owns and operates mines around the world, primarily gold mines, but also a silver-lead-zinc mine and a currently inactive iron ore mine. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production, sale of mineral products, and reclamation. The Company’s business is currently focused in Turkey, Greece, Canada, Brazil, Romania and Serbia. Eldorado is governed by the CBCA and is based in Vancouver, BC.

Eldorado believes that its international expertise in mining, finance and project development places Eldorado in a strong position to grow in value and deliver good returns for stakeholders as it creates and pursues new opportunities. Eldorado is focused on building a successful and profitable, intermediate gold company. Eldorado’s strategy is to actively manage its portfolio of projects, including pursuing growth opportunities by discovering deposits through grassroots exploration and acquiring advanced exploration, development or low-cost production assets with a focus on the regions where Eldorado already has a presence.

Each operation has a general manager and operates as a decentralized business unit within the Company. Eldorado manages exploration properties, merger and acquisition strategies, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at the Company’s head office in Vancouver. Eldorado’s risk management program is developed by senior management and monitored by the Board of Directors.

Further information regarding the business of the Company, its operations and mines can be found in the AIF and other documents incorporated herein by reference.

RECENT DEVELOPMENTS

On June 5, 2019, the Company completed an offering of US$300 million aggregate principal amount of 9.5% senior secured second lien notes due 2024, which were offered at 98% of par, and a US$450 million amended and restated senior secured credit facility consisting of a US$200 million term loan and a US$250 million revolving credit facility. The Facility replaced the existing revolving credit facility established by HSBC Bank Canada and certain other lenders. Eldorado used the net proceeds of the Notes, together with Term Loan proceeds and cash on hand, to redeem the Company’s US$600 million 6.125% senior notes due December 2020 and to pay fees and expenses in connection with the forgoing.

On March 31, 2019, the Company announced that it had achieved commercial production at its wholly owned Lamaque mine (Lamaque) in Quebec as at March 31, 2019. Lamaque produces ore from the Triangle-deposit, which is then processed at the refurbished Sigma Mill.

On January 30, 2019, the Company announced that it would resume mining, crushing, stacking and heap leaching at its Kışladağ gold mine in Turkey and that advancement of the previously announced mill project had been suspended.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, we currently intend to use the net proceeds from the sale of our securities to advance our business objectives outlined herein, including working capital requirements and capital projects, acquiring additional mineral properties, for exploration and development of the Company’s mineral properties in Turkey, Canada and Greece, and for the repayment of outstanding debt of the Company. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable Prospectus Supplement. We may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus.

DIVIDENDS OR DISTRIBUTIONS

The Eldorado board of directors established a dividend policy in May 2010. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado in the preceding two quarters. In 2011, the board of directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The board of directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.

The amount of the dividend fund will be divided among all the issued Common Shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent on gold prices upon, among other things.

The declaration and payment of dividends is at the sole discretion of the Eldorado board of directors, and is subject to and dependent upon, among other things, the financial condition of, and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado and the Company’s cash flow and financing needs.

On June 18, 2010, the Company paid an inaugural dividend of Cdn$0.05 per Common Share. Beginning in 2011, Eldorado paid semi-annual dividends. See below dividend payments for the past three years.

In the first quarter of 2016, the Company suspended the cash payment of its semi-annual dividend. The decision of the board of directors had been made in view of gold prices, the terms and conditions of the Dividend Policy and the requirements of the CBCA.

In February 2017, the Company suspended the cash payment of its semi-annual dividend effective third quarter of 2017, which was in line with terms and conditions of the Company’s Dividend Policy, where no dividend is to be paid on a realized gold price under $1,250 for gold sold in the prior six months. The realized price by the Company on gold sold during the first half of 2017 was $1,240.

In the first quarter of 2018, the Company suspended the cash payment of its semi-annual dividend pending the results of certain technical reports and potential subsequent capital requirements.

The Notes and the Facility contain certain covenants and restrictions limiting the ability of the Company to pay dividends.

Dividends Paid

Year	Date	Per common share (Cdn$)
2016	n/a	n/a
2017	March 16, 2017	$0.02
2018	n/a	n/a

PLAN OF DISTRIBUTION

The Company may sell Securities (i) to underwriters or dealers purchasing as principal, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, (iii) through agents for cash or other consideration, or (iv) in connection with an acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The Securities may be sold from time to time in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the securities. Prices may also vary as between purchasers and during the period of distribution of Securities. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

The Prospectus Supplement for any Securities being offered will set forth the terms of the offering of those Securities, including the name or names of any underwriters, dealers or agents, the purchase price of Securities, the proceeds to the Company from the sale if determinable, any underwriting or agency fees or discounts and other items constituting underwriters’ or agents’ compensation, any public offering price including the manner of determining such public offering price in the case of a non-fixed price distribution, and any discounts or concessions allowed or re-allowed or paid to dealers or agents. Only underwriters named in the relevant Prospectus Supplement are deemed to be underwriters in connection with Securities offered by that Prospectus Supplement.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in National Instrument 44-102 - Shelf Distributions and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market" offerings, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an "at-the-market" offering, as defined under applicable Canadian securities laws, under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Corporation determines to pursue an "at-the-market" offering in Canada, the Corporation shall apply for the applicable exemptive relief from the Canadian securities commissions.

If underwriters purchase Securities as principals, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Securities may also be sold directly by the Company at prices and upon terms agreed to by the purchaser and the Company through agents designated by the Company from time to time. Any agent involved in the offering and sale of Securities pursuant to this Prospectus will be named, and any commissions payable by the Company to that agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

The Company may agree to pay the underwriters a commission, or the dealers or agents a fee, for various services relating to the issue and sale of any Securities offered by this Prospectus. Any such commission or fee will be paid out of the proceeds of a particular offering or the Company’s general funds. Underwriters, dealers and agents who also participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

CONSOLIDATED CAPITALIZATION

Since June 30, 2019, the date of our most recently published interim financial statements, there have been no material changes in our consolidated share and loan capital. Information relating to any issuances of our Common Shares within the previous twelve month period will be provided as required in the Prospectus Supplement under the heading “Prior Sales”.

EARNINGS COVERAGE RATIO

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are 158,805,581 Common Shares issued and outstanding.

DESCRIPTION OF COMMON SHARES

The following is a summary of the special rights and restrictions that attach to the Common Shares. Any alteration of the special rights and restrictions attached to the Common Shares must be approved by at least two-thirds of the shareholders voting at a meeting of our shareholders and, if required, approval of at least two-thirds of the shareholders voting separately by class or series.

The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. The holders of the Common Shares are entitled to receive dividends declared by the board of directors in respect of the Common Shares and all dividends shall be declared and paid in equal amounts per Common Share. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive all of the remaining property and assets of the Company available for distribution, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment upon liquidation, dissolution or winding-up, on a pro rata basis. There are no pre-emptive rights attached to the Common Shares.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities, separately or together, with Common Shares, Convertible Securities, Warrants, Rights, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

●
the specific designation of the Debt Securities;

●
any limit on the aggregate principal amount of the Debt Securities;

●
the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●
the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●
the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●
the covenants applicable to the Debt Securities;

●
the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

●
the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

●
whether the Securities will be secured or unsecured;

●
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●
whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

●
the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;

●
each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

●
material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities; and

●
any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF CONVERTIBLE SECURITIES

This description sets forth certain general terms and provisions that could apply to any Convertible Securities that the Company may issue pursuant to this Prospectus. The Company will provide particular terms and provisions of a series of Convertible Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following sets forth the general terms and provisions of such Convertible Securities under this Prospectus.

The particular terms of each issue of such Convertible Securities will be described in the related Prospectus Supplement. This description will include, where applicable: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; and (viii) any other material terms and conditions of such Convertible Securities.

DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”) that may be offered by the Company pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent is expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by us with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●
the designation and aggregate number of the Equity Warrants;

●
the price at which the Equity Warrants will be offered;

●
the currency or currencies in which the Equity Warrants will be offered;

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the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

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the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

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the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares or other securities or property that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

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whether the Company will issue fractional shares;

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the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

●
the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

●
any minimum or maximum number of Equity Warrants that may be exercised at any one time;

●
whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●
whether the Company has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange; and

●
any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●
the designation and aggregate number of Debt Warrants;

●
the price at which the Debt Warrants will be offered;

●
the currency or currencies in which the Debt Warrants will be offered;

●
the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

●
the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

●
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

●
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

●
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

●
whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions; and

●
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF RIGHTS

The Company may issue Rights to its shareholders for the purchase of Debt Securities, Common Shares or other Securities. These Rights may be issued independently or together with any other Security offered hereby and may or may not be transferable by the shareholder receiving the Rights in such offering. In connection with any offering of such Rights, the Company may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any Securities remaining unsubscribed for after such offering.

Each series of Rights will be issued under a separate rights agreement which the Company will enter into with a bank or trust company, as rights agent, all as set forth in the applicable Prospectus Supplement. The rights agent will act solely as the Company’s agent in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust with any holders of Rights certificates or beneficial owners of Rights.

The applicable Prospectus Supplement will describe the specific terms of any offering of Rights for which this Prospectus is being delivered, including the following:

●
the date of determining the shareholders entitled to the Rights distribution;

●
the number of Rights issued or to be issued to each shareholder;

●
the exercise price payable for each share of Debt Securities, Common Shares or other Securities upon the exercise of the Rights;

●
the number and terms of the shares of Debt Securities, Common Shares or other Securities which may be purchased per each Right;

●
the extent to which the Rights are transferable;

●
the date on which the holder’s ability to exercise the Rights shall commence, and the date on which the Rights shall expire;

●
the extent to which the Rights may include an over-subscription privilege with respect to unsubscribed Securities;

●
if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such Rights; and

●
any other terms of the Rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the Rights.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to Subscription Receipts that may be offered by the Company pursuant to this Prospectus.

Subscription Receipts may be offered separately or together with other Securities, as the case may be. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the relevant securities regulatory authorities in each of the provinces of Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●
the number of Subscription Receipts;

●
the price at which the Subscription Receipts will be offered;

●
the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities and/or

Warrants;

●
the number of Common Shares, Debt Securities and/or Warrants that may be exchanged upon exercise of each Subscription Receipt;

●
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

●
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon; and

●
any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF UNITS

The Company may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit is expected to be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit is expected to have the rights and obligations of a holder of each included security. The Unit agreement under which a Unit is issued, as the case may be, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

●
the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

●
any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

PRIOR SALES

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12 months prior to the date of this Prospectus:

●
Eldorado Gold granted 2,232,568 stock options of Eldorado Gold on February 26, 2019, each stock option exercisable into one Common Share at a price of $5.68 per Common Share until February 26, 2024 and 1,947 stock options of Eldorado Gold on June 10, 2019, each stock option exercisable into one Common Share at a price of $5.72 per Common Share until June 10, 2024.

●
Eldorado Gold granted 48,076 pre-Consolidation stock options of Eldorado Gold on August 20, 2018, each stock option exercisable into one pre-Consolidation Common Share at a price of $1.23 per pre-Consolidation Common Share until August 20, 2023. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such stock options are now exercisable into 9,615 Common Shares at a price of $6.15 per Common Share.

●
Eldorado Gold issued 2,093, 1,100 and 666 Common Shares on each of June 25, 2019, June 26, 2019 and June 27, 2019, respectively, on the exercise of stock options each at an exercise price of $6.20 per Common Share.

●
Eldorado Gold granted 708,495 restricted share units of Eldorado Gold on February 26, 2019, each restricted share unit redeemable on February 26, 2022, subject to vesting, for one Common Share. The Common Shares delivered on redemption to holders of restricted share units are acquired by Eldorado Gold on the open market.

●
Eldorado Gold granted 19,379 pre-Consolidation restricted share units of Eldorado Gold on August 20, 2018, each pre-Consolidation restricted share unit redeemable on August 20, 2021, subject to vesting, for one pre-Consolidation Common Share. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such restricted share units are now redeemable into 3,875 Common Shares. The Common Shares delivered on redemption to holders of restricted share units are acquired by Eldorado Gold on the open market.

●
Eldorado Gold granted 264,803 performance share units of Eldorado Gold on February 26, 2019, each performance share unit redeemable on February 26, 2022, subject to vesting, for one Common Share.

●
Eldorado Gold granted 37,616 pre-Consolidation performance share units of Eldorado Gold on August 20, 2018, each pre-Consolidation performance share unit redeemable on August 20, 2021, subject to vesting, for one pre-Consolidation Common Share. The grant on August 20, 2018 occurred prior to the Consolidation and accordingly, following the Consolidation, such performance share units are now redeemable into 7,523 Common Shares.

Information in respect of Common Shares, or securities that are convertible or exchangeable into Common Shares, we issued within the previous twelve month period of any Prospectus Supplement will be provided as required in such Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “ELD” and on the NYSE under the symbol “EGO”. The following tables set forth information relating to the trading and quotation of the Common Shares on the TSX and the NYSE, for the months indicated. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares in each Prospectus Supplement to this Prospectus.

	Toronto Stock Exchange			NYSE
	High	Low	Volume	High	Low	Volume
	(Cdn.$)			(US$)
August 1-23, 2019	12.42	9.72	30,241,224	9.35	7.35	75,562,485
July 2019	10.79	7.69	30,714,588	8.18	5.56	92,527,500
June 2019	7.65	5.14	26,174,711	5.82	3.81	74,713,000
May 2019	5.66	4.10	25,587,255	4.22	3.05	49,734,600
April 2019	6.41	5.41	13,697,100	4.82	4.02	28,377,200
March 2019	6.83	5.46	19,632,656	5.11	4.10	37,556,900
February 2019	6.11	5.00	23,446,179	4.63	3.80	42,535,500
January 2019(1)	4.95	3.36	18,929,825	3.77	2.52	37,956,900
December 2018(1)	4.01	0.74	33,038,607	2.95	0.55	93,927,800
November 2018	0.98	0.73	22,128,476	0.75	0.55	72,990,500
October 2018	1.25	0.86	24,484,314	0.98	0.65	117,088,500
September 2018	1.28	1.07	23,821,078	0.99	0.82	140,033,500
August 2018	1.43	1.19	20,813,976	1.10	0.90	88,957,000
July 2018	1.52	1.30	28,763,060	1.16	0.96	68,849,000

Notes:

(1)
Eldorado Gold completed the Consolidation of its Common Shares, on the basis of one post-consolidation Common Shares for every five pre-consolidation Common Shares, on December 27, 2018. The Common Shares commenced trading on the TSX and the NYSE on a post-Consolidation basis effective at the opening of trading on December 31, 2018

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, any such consequences relating to the Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the business. Information regarding the risks affecting Eldorado and its business is provided in the documents incorporated by reference in this Prospectus, including in Eldorado’s most recent AIF under the heading “Risk factors in our business”. See “Documents Incorporated by Reference”. Risk factors relating to the Securities are discussed below and additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. The risk factors discussed therein and herein, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information or statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus, you should also refer to the risk factors and other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including our Audited Financial Statements, and related notes.

Risks Related to the Securities

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Market price of Common Shares.

The market price of the Common Shares could fluctuate significantly. The market price of the Common Shares may fluctuate based on a number of factors, including:

●
the Company’s operating performance and the performance of competitors and other similar companies;

●
the market’s reaction to the issuance of securities or to other financing;

●
changes in general economic conditions;

●
the number of the Common Shares outstanding;

●
the arrival or departure of key personnel; and

●
acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. We cannot predict the size of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We may not pay any cash dividends in the future.

While the Company has initiated a policy for the payment of dividends on the Common Shares, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future. See “Dividends or Distributions”.

Use of proceeds.

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such Prospectus Supplement if it believes it would be in its best interests to do so as circumstances change. You may not agree with how the Company allocates or spends the proceeds from this Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than our Common Shares, may be sold.

There is currently no market through which the Securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such Debt Securities, Convertible Securities, Warrants, Rights, Subscription Receipts, or Units purchased under this Prospectus. This may affect the pricing of the Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

INTERESTS OF EXPERTS
the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

INTERESTS OF EXPERTS

The following are the persons or companies who were named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company:

●
Paul Skayman, FAusIMM, Chief Operating Officer of the Company;

●
John Nilsson, P.Eng., of Nilsson Mine Services;

●
Colm Keogh, P.Eng., Manager, Underground Mining for the Company;

●
Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company;

●
David Sutherland, P.Eng., Project Manager of the Company;

●
Rick Alexander, P.Eng;

●
Patrick Forward, FIMMM;

●
Neil Liddell,  FIMMM;

●
Antony Francis, FIMMM;

●
Jacques Simoneau, P.Geo., Exploration Manager, Eastern Canada for the Company;

●
Francois Chabot, P.Eng.;

●
Marianne Utiger of WSP Canada Inc.;

●
Andy Nichols, P.Eng. of Wardrop Engineering, Inc.;

●
Andre de Ruijter, P.Eng. of Wardrop Engineering, Inc.;

●
Richard Miller, P. Eng., Director, Mine Engineering (Open Pit) for the Company;

●
Ertan Uludag, P. Geo., Resource Geologist for the Company; and

●
Peter Lewis, PH. D., P, Geo., Vice President, Exploration for the Company.

Certain technical disclosure included in this Prospectus or incorporated by reference herein was derived from the following technical reports:

●
Technical Report, Skouries Project, Greece effective January 1, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, Rick Alexander, P.Eng., Colm Keogh, P.Eng. and John Nilsson, P.Eng (the “Skouries Report”);

●
Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece dated July 14, 2011 prepared by Patrick Forward, FIMMM, Antony Francis, FIMMM, and Neil Liddell, FIMMM (the “Olympias Report”);

●
Technical Report on the Efemçukuru Project dated September 17, 2007 and effective August 1, 2007 prepared by Stephen Juras, Ph.D., P.Geo., Rick Alexander, P.Eng., Andy Nichols, P.Eng. and Andre de Ruijter, P.Eng. (the “Efemçukuru Report”);

●
Technical Report, Kişladağ Milling Project, Turkey effective March 16, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, David Sutherland, P.Eng. and John Nilsson, P.Eng.; and

●
Technical Report, for the Lamaque Project, Québec, Canada effective March 21, 2018 prepared by Stephen Juras, Ph.D., P.Geo., Colm Keogh, P.Eng., Jacques Simoneau P.Geo, Francois Chabot, P.Eng., and Marianne Utiger (the “Lamaque Report”).

(collectively, the “Technical Reports”)

Paul Skayman has also reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by Rick Alexander, Neil Liddell, Antony Francis, Francois Chabot, Andy Nichols, and Andre de Ruijter, each of whom were named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference, including (a) with respect to Rick Alexander, scientific and technical information derived from or based upon the scientific and technical information contained in the Skouries Report and the Efemçukuru Report; (b) with respect to Neil Liddell, scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report; (c) with respect to Antony Francis, scientific and technical information derived from or based upon the scientific and technical information contained in the Olympias Report; (d) with respect to Francois Chabot, scientific and technical information derived from or based upon the scientific and technical information contained in the Lamaque Report; (e) with respect to Andy Nichols, scientific and technical information derived from or based upon the scientific and technical information contained in the Efemçukuru Report; and (f) with respect to Andre de Ruijter, scientific and technical information derived from or based upon the scientific and technical information contained in the Efemçukuru Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company. WSP Canada Inc. has reviewed and approved all reports, valuations, statements or opinions in the Prospectus, either directly or in a document incorporated by reference, made by Marianne Utiger, who is named as having prepared or certified a report, valuation, statement or opinion in the Prospectus, either directly or in a document incorporated by reference, including scientific and technical information derived from or based upon the scientific and technical information contained in the Lamaque Report, and whose profession or business gives authority to such report, valuation, statement or opinion made by the person or company.

As at the date hereof, to the best knowledge of the Company, the aforementioned persons, and the directors, officers and employees in the aggregate, as applicable, of the aforementioned company, each held less than one percent of the securities of the Company when they prepared the report referred to above and, other than with respect to Rick Alexander, Neil Liddell, Antony Francis, Antony Francis, Andy Nichols and Andre de Ruijter as at the date hereof and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. Each of the aforementioned persons is, or was at the time such person prepared or certified the relevant report under NI43-101 or approved the relevant scientific and technical information, a “qualified person” within the meaning of NI 43-101.

As at the date hereof, other than as set out above, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

LIST OF EXEMPTIONS

The Company has applied for an exemption from certain requirements of Sections 7.1 and 7.2 of National Instrument, 44-102 – Shelf Distributions (“NI 44-102”), Section 4.2(a)(vii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and Item 15 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”), with the British Columbia Securities Commission, as the principal regulator of the Company (evidencing the decisions of the non-principal regulators in each of the provinces of Canada, except Ontario), and the Ontario Securities Commission. Approval of the exemptions, if granted, shall be evidenced by the issuance of a receipt for the final short form base shelf prospectus. In the event that the exemptions are granted, the Company shall not be required to file the written consent required by Sections 7.1 and 7.2 of NI 44-102 and Section 4.2(a)(vii) of NI 44-101 or provide the disclosure required by Item 15 of Form 44-101F1 with respect to Rick Alexander, an author of the Skouries Report and the Efemçukuru Report, Neil Liddell, an author of the Olympias Report, Antony Francis, an author of the Olympias Report, Francois Chabot, an author of the Lamaque Report, Andy Nichols an author of the Efemçukuru Report, and Andre de Ruijter an author of the Efemçukuru Report, in connection with the filing of (a) the final short form base shelf prospectus and (b) each prospectus supplement relating to this Prospectus that requires such consent, provided that Paul Skayman provides a consent in lieu of a consent from each of Rick Alexander, Neil Liddell, Antony Francis, Francois Chabot, Andy Nichols and Andre de Ruijter with respect to the scientific and technical information derived from or based upon the scientific and technical information contained in such reports. See “Interests of Experts”.

 The AIF is incorporated by reference in this Prospectus. The AIF contains scientific and technical information derived from or based upon the scientific and technical information contained in the Technical Reports. The Company has obtained from the regulators an exemption from producing a consent from the following individuals who prepared portions of certain of the Technical Reports on the following basis:

●
Rick Alexander with respect to the Skouries Report and the Efemçukuru Report on the basis that (i) Mr. Alexander was an employee of the Company but is no longer an employee of the Company; (ii) there are four and one other qualified persons who prepared the Skouries Report and the Efemçukuru Report respectively,who have produced the requisite expert consents; and (iii) Mr. Alexander was responsible for Sections 1-6, and 18-27 of the Skouries Report and Section 18 of the Efemçukuru Report;

●
Neil Liddell with respect to the Olympias Report on the basis that (i) Mr. Liddell has retired and is no longer a “qualified person”; (ii) there is one other qualified person who prepared the Olympias Report who has produced the requisite expert consent; and (iii) Mr. Liddell prepared Sections 15 and 16 and a portion of Section 18;

●
Antony Francis with respect to the Olympias Report on the basis that (i) Mr. Francis has retired and is no longer a “qualified person”; (ii) there is one other qualified person who prepared the Olympias Report who has produced the requisite expert consent; and (iii) Mr. Francis prepared Sections 13 and 17;

●
Francois Chabot with respect to the Lamaque Report on the basis that (i) Mr. Chabot was an employee of the Company but is no longer an employee of the Company; (ii) there are four other qualified persons who prepared the Lamaque Report who have produced the requisite expert consent or alternative expert consent; and (iii) Mr. Chabot was responsible for Section 20 and contributed to Sections 1, 25 and 26 on the Lamaque Report;

●
Andy Nichols with respect to the Efemçukuru Report on the basis that (i) Mr. Nichols is no longer with Wardrop Engineering, Inc.; (ii) there is one other qualified person who prepared the Efemçukuru Report who has produced the requisite expert consent; and (iii) Mr. Nichols prepared Sections 1-5, 17, 19 and 21-22 of the Efemçukuru Report; and

●
Andre de Ruijter with respect to the Efemçukuru Report on the basis that (i) Mr. de Ruijter is no longer with Wardrop Engineering, Inc.; (ii) there is one other qualified person who prepared the Efemçukuru Report who has produced the requisite expert consent; and (iii) Mr. de Ruijter prepared Sections 16 and 20 of the Efemçukuru Report; and

Paul Skayman, FAusIMM, Chief Operating Officer of the Company, and co-author of the Skouries Report, confirms that he has read this Prospectus and all information incorporated by reference herein and that he has no reason to believe that there are any misrepresentations (as defined in the Securities Act (British Columbia)) contained herein that are (A) derived from the Skouries Report, Olympias Report, the Efemçukuru Report and the Lamaque Report (including the sections authored or co-authored by Rick Alexander, Neil Liddell, Antony Francis, Francois Chabot, Andy Nichols and Andre de Ruijter); or (B) within his knowledge as a result of the services he performed in connection with the Skouries Report, Olympias Report, the Efemçukuru Report and the Lamaque Report; and there have been no changes to the project subject of the Skouries Report, Olympias Report, the Efemçukuru Report and the Lamaque Report.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Fasken Martineau DuMoulin LLP.

At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

Our auditors are KPMG LLP, having an address at 777 Dunsmuir St, Vancouver, BC V7Y 1K3.

KPMG LLP has confirmed that they are independent according to the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia. KPMG LLP are an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; (iii) powers of attorney of the directors and officers of the Company; and (iv) a copy of the form of indenture for Debt Securities. A copy of the form of warrant indenture will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.